UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

GCP Applied Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,640,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,640,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,640,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,031,001
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,031,001
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,031,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		450,692
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

450,692
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		258,524
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

258,524
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		258,524
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

258,524
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,266
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,266
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		206,742
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

206,742
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

206,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		206,742
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

206,742
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

206,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,640,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,640,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,640,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,640,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,640,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,640,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,640,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,640,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,640,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,640,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,640,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,640,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 36164Y101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,640,050
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,640,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,640,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 36164Y101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of GCP Applied Technologies Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 62 Whittemore Avenue, Cambridge, Massachusetts 02140.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
15

CUSIP NO. 36164Y101

(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

16

CUSIP NO. 36164Y101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,031,001 Shares beneficially owned by Starboard V&O Fund is approximately $77,378,784, excluding brokerage commissions. The aggregate purchase price of the 450,692 Shares beneficially owned by Starboard S LLC is approximately $11,529,549, excluding brokerage commissions. The aggregate purchase price of the 258,524 Shares beneficially owned by Starboard C LP is approximately $6,614,396, excluding brokerage commissions. The aggregate purchase price of the 206,742 Shares beneficially owned by Starboard L Master is approximately $5,208,095, excluding brokerage commissions. The aggregate purchase price of the 693,091 Shares held in the Starboard Value LP Account is approximately $17,990,372, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As previously disclosed by the Issuer on February 27, 2019, the Issuer publicly announced its intention to explore strategic alternatives, including a potential sale of the Issuer.  Starboard intends to continue to monitor the Issuer’s operating and financial performance, as well as progress on the strategic alternatives review process.

Following the announced strategic review process, on March 11, 2019, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”), and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Agreement, the Issuer agreed, among other things, to increase the size of the  Board from nine to eleven directors (provided that the size of the Board automatically decreased to ten directors at the conclusion of the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) and appointed Clay H. Kiefaber and Marran H. Ogilvie (each, a “New Director”) to the Board as a Class II director and a Class III director, respectively, each with terms expiring at the 2019 Annual Meeting. The Issuer also agreed to include Mr. Kiefaber and Ms. Ogilvie in the Issuer’s slate of recommended director nominees standing for election at the 2019 Annual Meeting.

With respect to the 2019 Annual Meeting, Starboard agreed to, among other things, vote all shares of the Issuer’s common stock beneficially owned by Starboard in favor of the Issuer’s director nominees and, subject to certain conditions, vote in accordance with the Board’s recommendations on all other proposals.

The Agreement also includes provisions regarding various other matters agreed to between Starboard and the Issuer, including, but not limited to, membership requirements on the Board’s committees for the New Directors, procedures for determining any replacements for the New Directors, “standstill” provisions restricting certain conduct and activities by Starboard during the periods specified in the Agreement, non-disparagement covenants, expense reimbursement and other items that are addressed in the Agreement. In addition, the Issuer agreed that, during the period commencing upon the conclusion of the 2019 Annual Meeting and continuing until the expiration of the standstill period specified in the Agreement, the size of the Board will not be increased to greater than ten directors without the consent of Starboard.

17

CUSIP NO. 36164Y101

Except as set forth above or as would occur upon or in connection with completion of, or following, any of the actions set forth below, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.     The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 72,551,785 Shares outstanding, as of May 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

A.	Starboard V&O Fund
(a)	As of the close of business on June 5, 2019, Starboard V&O Fund beneficially owned 3,031,001 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 3,031,001
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,031,001
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
18

CUSIP NO. 36164Y101

B.	Starboard S LLC
(a)	As of the close of business on June 5, 2019, Starboard S LLC beneficially owned 450,692 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 450,692
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,692
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on June 5, 2019, Starboard C LP beneficially owned 258,524 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 258,524
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,524
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 258,524 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 258,524
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,524
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 258,524 shares owned by Starboard C LP and (ii) 206,742 Shares owned by Starboard L Master.

Percentage: Less than 1%

19

CUSIP NO. 36164Y101

(b)	1. Sole power to vote or direct vote: 465,266
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,266
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on June 5, 2019, Starboard L Master beneficially owned 206,742 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 206,742
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 206,742
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 206,742 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 206,742
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 206,742
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days.
H.	Starboard Value LP
(a)	As of the close of business on June 5, 2019, 693,091 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,031,001 Shares owned by Starboard V&O Fund, (ii) 450,692 Shares owned by Starboard S LLC, (iii) 258,524 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master, and (v) 693,091 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.4%

20

CUSIP NO. 36164Y101

(b)	1. Sole power to vote or direct vote: 4,640,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,640,050
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,031,001 Shares owned by Starboard V&O Fund, (ii) 450,692 Shares owned by Starboard S LLC, (iii) 258,524 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master and (v) 693,091 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 4,640,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,640,050
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,031,001 Shares owned by Starboard V&O Fund, (ii) 450,692 Shares owned by Starboard S LLC, (iii) 258,524 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master and (v) 693,091 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 4,640,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,640,050
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP NO. 36164Y101

K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,031,001 Shares owned by Starboard V&O Fund, (ii) 450,692 Shares owned by Starboard S LLC, (iii) 258,524 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master and (v) 693,091 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 4,640,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,640,050
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,031,001 Shares owned by Starboard V&O Fund, (ii) 450,692 Shares owned by Starboard S LLC, (iii) 258,524 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master and (v) 693,091 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,640,050
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,640,050

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
22

CUSIP NO. 36164Y101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 11, 2019, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On June 5, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated March 11, 2019.
99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019.
99.3	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019.

23

CUSIP NO. 36164Y101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

24

CUSIP NO. 36164Y101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP NO. 36164Y101

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	3,030	28.1393	04/22/2019
Purchase of Common Stock	3,030	28.1393	04/22/2019
Purchase of Common Stock	1,515	28.2201	04/23/2019
Purchase of Common Stock	1,515	28.2201	04/23/2019
Purchase of Common Stock	6,070	28.2486	05/01/2019
Purchase of Common Stock	6,070	28.2486	05/01/2019
Purchase of Common Stock	7,588	28.4756	05/06/2019
Purchase of Common Stock	7,587	28.4756	05/06/2019
Purchase of Common Stock	1,054	27.1339	05/09/2019
Purchase of Common Stock	1,053	27.1339	05/09/2019
Purchase of Common Stock	2,419	27.1344	05/09/2019
Purchase of Common Stock	2,418	27.1344	05/09/2019
Purchase of Common Stock	3,035	27.1318	05/10/2019
Purchase of Common Stock	3,035	27.1318	05/10/2019
Purchase of Common Stock	3,035	26.9993	05/13/2019
Purchase of Common Stock	3,035	26.9993	05/13/2019
Purchase of Common Stock	6,633	26.7518	05/13/2019
Purchase of Common Stock	6,633	26.7518	05/13/2019
Purchase of Common Stock	6,588	26.4699	05/14/2019
Purchase of Common Stock	6,588	26.4699	05/14/2019
Purchase of Common Stock	4,607	26.0597	05/15/2019
Purchase of Common Stock	4,607	26.0597	05/15/2019
Purchase of Common Stock	3,035	26.0650	05/15/2019
Purchase of Common Stock	3,035	26.0650	05/15/2019
Purchase of Common Stock	7,588	26.1677	05/15/2019
Purchase of Common Stock	7,587	26.1677	05/15/2019
Purchase of Common Stock	14,181	25.9761	05/17/2019
Purchase of Common Stock	14,182	25.9761	05/17/2019
Purchase of Common Stock	11,562	25.6969	05/20/2019
Purchase of Common Stock	11,562	25.6969	05/20/2019
Purchase of Common Stock	24,280	25.7500	05/29/2019
Purchase of Common Stock	24,280	25.7500	05/29/2019
Purchase of Common Stock	304	25.4975	05/29/2019
Purchase of Common Stock	303	25.4975	05/29/2019
Purchase of Common Stock	13,353	25.4160	05/30/2019
Purchase of Common Stock	13,354	25.4160	05/30/2019
Purchase of Common Stock	3,946	25.3200	05/31/2019
Purchase of Common Stock	3,945	25.3200	05/31/2019
Purchase of Common Stock	45,525	25.9500	05/31/2019
Purchase of Common Stock	45,525	25.9500	05/31/2019
Purchase of Common Stock	13,749	25.2076	05/31/2019

CUSIP NO. 36164Y101

Purchase of Common Stock	13,749	25.2076	05/31/2019
Purchase of Common Stock	20,026	25.8941	05/31/2019
Purchase of Common Stock	20,026	25.8941	05/31/2019
Purchase of Common Stock	607	25.6646	05/31/2019
Purchase of Common Stock	607	25.6646	05/31/2019
Purchase of Common Stock	158,600	26.0000	06/03/2019
Purchase of Common Stock	158,600	26.0000	06/03/2019
Purchase of Common Stock	7,249	26.0660	06/03/2019
Purchase of Common Stock	7,249	26.0660	06/03/2019
Purchase of Common Stock	51,850	25.9948	06/03/2019
Purchase of Common Stock	51,850	25.9948	06/03/2019
Purchase of Common Stock	15,250	26.0000	06/04/2019
Purchase of Common Stock	15,250	26.0000	06/04/2019
Purchase of Common Stock	15,250	26.0000	06/04/2019
Purchase of Common Stock	15,250	26.0000	06/04/2019

Starboard Value and Opportunity S LLC

Purchase of Common Stock	990	28.1393	04/22/2019
Purchase of Common Stock	495	28.2201	04/23/2019
Purchase of Common Stock	1,960	28.2486	05/01/2019
Purchase of Common Stock	2,450	28.4756	05/06/2019
Purchase of Common Stock	340	27.1339	05/09/2019
Purchase of Common Stock	781	27.1344	05/09/2019
Purchase of Common Stock	980	27.1318	05/10/2019
Purchase of Common Stock	980	26.9993	05/13/2019
Purchase of Common Stock	2,142	26.7518	05/13/2019
Purchase of Common Stock	2,127	26.4699	05/14/2019
Purchase of Common Stock	1,487	26.0597	05/15/2019
Purchase of Common Stock	980	26.0650	05/15/2019
Purchase of Common Stock	2,450	26.1677	05/15/2019
Purchase of Common Stock	4,579	25.9761	05/17/2019
Purchase of Common Stock	3,733	25.6969	05/20/2019
Purchase of Common Stock	7,840	25.7500	05/29/2019
Purchase of Common Stock	98	25.4975	05/29/2019
Purchase of Common Stock	4,313	25.4160	05/30/2019
Purchase of Common Stock	1,274	25.3200	05/31/2019
Purchase of Common Stock	14,700	25.9500	05/31/2019
Purchase of Common Stock	4,439	25.2076	05/31/2019
Purchase of Common Stock	6,467	25.8941	05/31/2019
Purchase of Common Stock	196	25.6646	05/31/2019
Purchase of Common Stock	50,960	26.0000	06/03/2019
Purchase of Common Stock	2,329	26.0660	06/03/2019
Purchase of Common Stock	16,660	25.9948	06/03/2019
Purchase of Common Stock	4,900	26.0000	06/04/2019
Purchase of Common Stock	4,900	26.0000	06/04/2019

CUSIP NO. 36164Y101

Starboard Value and Opportunity C LP

Purchase of Common Stock	570	28.1393	04/22/2019
Purchase of Common Stock	285	28.2201	04/23/2019
Purchase of Common Stock	1,120	28.2486	05/01/2019
Purchase of Common Stock	1,400	28.4756	05/06/2019
Purchase of Common Stock	194	27.1339	05/09/2019
Purchase of Common Stock	446	27.1344	05/09/2019
Purchase of Common Stock	560	27.1318	05/10/2019
Purchase of Common Stock	560	26.9993	05/13/2019
Purchase of Common Stock	1,224	26.7518	05/13/2019
Purchase of Common Stock	1,215	26.4699	05/14/2019
Purchase of Common Stock	850	26.0597	05/15/2019
Purchase of Common Stock	560	26.0650	05/15/2019
Purchase of Common Stock	1,400	26.1677	05/15/2019
Purchase of Common Stock	2,617	25.9761	05/17/2019
Purchase of Common Stock	2,133	25.6969	05/20/2019
Purchase of Common Stock	4,480	25.7500	05/29/2019
Purchase of Common Stock	56	25.4975	05/29/2019
Purchase of Common Stock	2,464	25.4160	05/30/2019
Purchase of Common Stock	728	25.3200	05/31/2019
Purchase of Common Stock	8,400	25.9500	05/31/2019
Purchase of Common Stock	2,537	25.2076	05/31/2019
Purchase of Common Stock	3,695	25.8941	05/31/2019
Purchase of Common Stock	112	25.6646	05/31/2019
Purchase of Common Stock	29,640	26.0000	06/03/2019
Purchase of Common Stock	1,355	26.0660	06/03/2019
Purchase of Common Stock	9,690	25.9948	06/03/2019
Purchase of Common Stock	2,850	26.0000	06/04/2019
Purchase of Common Stock	2,850	26.0000	06/04/2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	530	28.1393	04/22/2019
Purchase of Common Stock	265	28.2201	04/23/2019
Purchase of Common Stock	1,080	28.2486	05/01/2019
Purchase of Common Stock	1,350	28.4756	05/06/2019
Purchase of Common Stock	188	27.1339	05/09/2019
Purchase of Common Stock	430	27.1344	05/09/2019
Purchase of Common Stock	540	27.1318	05/10/2019
Purchase of Common Stock	540	26.9993	05/13/2019
Purchase of Common Stock	1,180	26.7518	05/13/2019
Purchase of Common Stock	1,172	26.4699	05/14/2019
Purchase of Common Stock	820	26.0597	05/15/2019
Purchase of Common Stock	540	26.0650	05/15/2019
Purchase of Common Stock	1,350	26.1677	05/15/2019
Purchase of Common Stock	2,523	25.9761	05/17/2019
Purchase of Common Stock	2,057	25.6969	05/20/2019
Purchase of Common Stock	4,320	25.7500	05/29/2019
Purchase of Common Stock	54	25.4975	05/29/2019
Purchase of Common Stock	2,376	25.4160	05/30/2019

CUSIP NO. 36164Y101

Purchase of Common Stock	702	25.3200	05/31/2019
Purchase of Common Stock	8,100	25.9500	05/31/2019
Purchase of Common Stock	2,446	25.2076	05/31/2019
Purchase of Common Stock	3,563	25.8941	05/31/2019
Purchase of Common Stock	108	25.6646	05/31/2019
Purchase of Common Stock	27,560	26.0000	06/03/2019
Purchase of Common Stock	1,259	26.0660	06/03/2019
Purchase of Common Stock	9,010	25.9948	06/03/2019
Purchase of Common Stock	2,650	26.0000	06/04/2019
Purchase of Common Stock	2,650	26.0000	06/04/2019

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	1,850	28.1393	04/22/2019
Purchase of Common Stock	925	28.2201	04/23/2019
Purchase of Common Stock	3,700	28.2486	05/01/2019
Purchase of Common Stock	4,625	28.4756	05/06/2019
Purchase of Common Stock	642	27.1339	05/09/2019
Purchase of Common Stock	1,474	27.1344	05/09/2019
Purchase of Common Stock	1,850	27.1318	05/10/2019
Purchase of Common Stock	1,850	26.9993	05/13/2019
Purchase of Common Stock	4,044	26.7518	05/13/2019
Purchase of Common Stock	4,015	26.4699	05/14/2019
Purchase of Common Stock	2,808	26.0597	05/15/2019
Purchase of Common Stock	1,850	26.0650	05/15/2019
Purchase of Common Stock	4,625	26.1677	05/15/2019
Purchase of Common Stock	8,644	25.9761	05/17/2019
Purchase of Common Stock	7,048	25.6969	05/20/2019
Purchase of Common Stock	14,800	25.7500	05/29/2019
Purchase of Common Stock	185	25.4975	05/29/2019
Purchase of Common Stock	8,140	25.4160	05/30/2019
Purchase of Common Stock	2,405	25.3200	05/31/2019
Purchase of Common Stock	27,750	25.9500	05/31/2019
Purchase of Common Stock	8,380	25.2076	05/31/2019
Purchase of Common Stock	12,207	25.8941	05/31/2019
Purchase of Common Stock	370	25.6646	05/31/2019
Purchase of Common Stock	94,640	26.0000	06/03/2019
Purchase of Common Stock	4,325	26.0660	06/03/2019
Purchase of Common Stock	30,940	25.9948	06/03/2019
Purchase of Common Stock	9,100	26.0000	06/04/2019
Purchase of Common Stock	9,100	26.0000	06/04/2019